Exhibit 99.1

April 2, 2013

Dear Shareholder,

You are cordially invited to attend an Extraordinary Meeting of Shareholders of Allot Communications Ltd., to be held at Allot’s offices at 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod Hasharon, Israel on April 30, 2013, at 11:00 a.m. Israel time.

At the Extraordinary Meeting, shareholders will be asked to consider and vote on the matters listed in the enclosed Notice of Extraordinary Meeting of Shareholders. Allot’s board of directors recommends that you vote FOR all of the proposals listed in the Notice.

Whether or not you plan to attend the Extraordinary Meeting, it is important that your ordinary shares be represented and voted at the Extraordinary Meeting. Accordingly, after reading the enclosed Notice of Extraordinary Meeting of Shareholders and the accompanying Proxy Statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card.

We look forward to greeting as many of you as can attend the meeting.

Sincerely, /s/ Shraga Katz Shraga Katz Chairman of the Board of Directors

ALLOT COMMUNICATIONS LTD.
____________________________________

Notice of Extraordinary Meeting of Shareholders

22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod Hasharon, Israel

Tel: +972-9-761-9200
____________________________________

NOTICE IS HEREBY GIVEN that an Extraordinary Meeting (the “Extraordinary Meeting”) of shareholders of Allot Communications Ltd. (“Allot” or the “Company”) will be held on April 30, 2013, at 11:00 a.m. Israel time, at our offices at 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod Hasharon, Israel. The Extraordinary Meeting is being called for the following purposes:

1.	To approve an amendment to the Company’s Articles of Association to increase the number of authorized Outside Directors.

2.
To reelect Steven D. Levy as an Outside Director of the Company, to serve for a term of three years commencing at the end of his current term or until his office is vacated in accordance with the Company’s Articles of Association or the Israeli Companies Law.

3.
To elect Dov Baharav as an Outside Director of the Company, to serve for a term of three years commencing as of the Extraordinary Meeting or until his office is vacated in accordance with the Company’s Articles of Association or the Israeli Companies Law.

4.	If Proposal 3 is approved, to approve the compensation payable to Dov Baharav.

5.	To approve an amendment to the Company’s Articles of Association to revise the procedure for reconvening adjourned shareholder meetings.

6.	To act upon any other matters that may properly come before the Extraordinary Meeting or any adjournment thereof.

Only shareholders of record at the close of business on April 1, 2013 (the “Record Date”) will be entitled to notice of, and to vote at, the Extraordinary Meeting, or any adjournment or postponement thereof.

A proxy statement describing the various matters to be voted upon at the Extraordinary Meeting along with a proxy card enabling shareholders to indicate their vote on each matter, will be mailed on or about April 2, 2013 to all shareholders entitled to vote at the Extraordinary Meeting. Such proxy statement shall also be filed with the U.S. Securities and Exchange Commission (the “SEC”) under cover of a Form 6-K and will be available on the Company’s website www.allot.com.  Signed proxy cards must be received no later than twenty-four hours before the time fixed for the Extraordinary Meeting or presented to the chairperson of the Extraordinary Meeting at the time of the Extraordinary Meeting in order for the proxy to be qualified to participate in the Extraordinary Meeting. Shareholders wishing to express their position on an agenda item for the Extraordinary Meeting may do so by submitting a written statement to the Company’s office at the above address no later than April 29, 2013.

By Order of the Board of Directors, /s/ Shraga Katz Shraga Katz Chairman of the Board of Directors

Hod Hasharon, Israel
April 2, 2013

ABOUT THE EXTRAORDINARY MEETING

Q:           When and where is the Extraordinary Meeting of Shareholders being held?

A:
The Extraordinary Meeting (the “Extraordinary Meeting”) of shareholders of Allot Communications Ltd. (“Allot” or the “Company”) will be held on April 30, 2013, at 11:00 a.m. Israel time, at our offices at 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod Hasharon, Israel.

Q:           Who can attend the Extraordinary Meeting?

A:
Any shareholder may attend. Current proof of ownership of the Company’s shares, as well as a form of personal photo identification, must be presented in order to be admitted to the Extraordinary Meeting. If your shares are held in the name of a bank, broker or other holder of record, you must bring a current brokerage statement or other proof of ownership with you to the Extraordinary Meeting.

Q:           Who is entitled to vote?

A:	Only holders of record of ordinary shares at the close of business on April 1, 2013 (the “Record Date”) are entitled to vote at the Extraordinary Meeting.

Joint holders of ordinary shares should note that, pursuant to Article 32.4 of the Company’s Articles of Association, the right to vote at the Extraordinary Meeting will be conferred exclusively upon the senior among the joint owners attending the Extraordinary Meeting, in person or by proxy, and for this purpose, seniority will be determined by the order in which the names appear in the Company’s register of shareholders.

HOW TO VOTE YOUR SHARES

Q:           How do I vote?

A:
You may vote by mail. You can do this by completing your proxy card or voting instruction card and returning it in the enclosed, prepaid and addressed envelope. If you return a signed card but do not provide voting instructions, your shares will be voted as recommended by the board of directors of the Company (the “Board”).

You may vote in person. Ballots will be passed out at the Extraordinary Meeting to anyone who wants to vote at the Extraordinary Meeting. If you choose to do so, please bring the enclosed proxy card or proof of identification. If your shares are held directly in your name, you may vote in person at the Extraordinary Meeting. However, if your shares are held in street name, you must first obtain a signed proxy from the record holder (that is, your bank, broker or other nominee) and vote.

“Street name” holders may also vote by phone or through an Internet website. If you hold your shares in “street name” through a broker, bank or other nominee, then you received this proxy statement from the nominee, along with the nominee’s proxy card which includes voting instructions (including voting by phone or through an Internet website) and instructions on how to change your vote.

Q:	What is the difference between holding shares as a shareholder of record and holding shares in “street name”?

A:
Many Allot shareholders hold their shares through a bank, broker or other nominee rather than directly in their own name. As explained in this proxy statement, there are some distinctions between shares held of record and shares owned in “street name.”

Shareholders of Record

If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company of New York, New York, you are considered, with respect to those shares, the shareholder of record. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to grant your voting proxy directly to Allot or to vote in person at the Extraordinary Meeting.

Beneficial Owners

If your shares are held through a bank, broker or other nominee, they are considered to be held in “street name” and you are the beneficial owner. If your shares are held in street name, these proxy materials are being forwarded to you by your bank, broker or nominee who is considered, with respect to those shares, the shareholder of record. As the beneficial owner, you have the right to direct the bank, broker or nominee how to vote your shares for the Extraordinary Meeting. You also may attend the Extraordinary Meeting. However, because you are not the shareholder of record, you may not vote these shares in person at the Extraordinary Meeting, unless you first obtain a signed proxy from the record holder (that is, your bank, broker or other nominee) giving you the right to vote the shares. Your bank, broker or nominee has enclosed a voting instruction card for you to use in directing the bank, broker or nominee regarding how to vote your shares.

Brokers who hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. Absent specific instructions from the beneficial owner of the shares, however, brokers are not allowed to exercise their voting discretion, among other things, with respect to the election of directors or any matter that relates to executive compensation.

Q:           Does Allot recommend I vote in advance of the Extraordinary Meeting?

A:
Yes. Even if you plan to attend the Extraordinary Meeting, Allot recommends that you vote your shares in advance so that your vote will be counted if you later decide not to attend our Extraordinary Meeting.

Q:           Can I change my vote or revoke my proxy?

A:	Yes. You may change your proxy instructions at any time prior to the vote at the Extraordinary Meeting. If you are a shareholder of record, you may do this by:

•	filing a written notice of revocation with the Secretary of the Company, delivered to the Company’s address above;

•	granting a new proxy card or new voting instruction card bearing a later date; or

•	attending the Extraordinary Meeting and voting in person (attendance at the Extraordinary Meeting will not cause your previously granted proxy to be revoked unless you specifically so request).

If you hold shares through a bank, broker or other nominee, you must contact that firm to revoke any prior voting instructions.

Q:           How are my votes cast when I submit a proxy vote?

A:
When you submit a proxy vote, you appoint Shraga Katz, Rami Hadar, Nachum Falek and Itamar Rosen, or any of them, as your representative(s) at the Extraordinary Meeting. Your shares will be voted at the Extraordinary Meeting as you have instructed.

Upon the receipt of a properly submitted proxy card, which is received in time (by 11:00 a.m., Israel Time, on April 29, 2013, twenty-four hours prior to the Extraordinary Meeting) and not revoked prior to the Extraordinary Meeting or presented to the chairperson at the Extraordinary Meeting, the persons named as proxies will vote the ordinary shares represented thereby at the Extraordinary Meeting in accordance with the instructions indicated on the proxy card.

Q:           What does it mean if I receive more than one proxy card?

A:	It means that you have multiple accounts at the transfer agent or with brokers. Please sign and return all proxy cards to ensure that all of your shares are voted.

ABOUT THE VOTING PROCEDURE AT THE EXTRAORDINARY MEETING

Q:           What constitutes a quorum?

A:
To conduct business at the Extraordinary Meeting, two or more shareholders must be present, in person or by proxy, representing not less than 25% of the ordinary shares outstanding as of the Record Date, that is, a quorum.

Ordinary shares represented in person or by proxy (including broker non-votes and shares that abstain or do not vote with respect to one or more of the matters to be voted upon) will be counted for purposes of determining whether a quorum exists. “Broker non-votes” are shares held in a street name by a bank or brokerage firm that indicates on its proxy that it does not have discretionary authority to vote because the nominee does not have discretionary voting power with respect to a particular matter and has not received instructions from the beneficial owner on that particular matter. On all matters considered at the Extraordinary Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted as present in determining if a quorum is present.

Q:           What happens if a quorum is not present?

A:	If a quorum is not present, the Extraordinary Meeting will be adjourned to the same day at the same time the following week.

Q:           How will votes be counted?

A:	Each outstanding ordinary share is entitled to one vote. The Company’s Articles of Association do not provide for cumulative voting.

Each of Proposals 1, 4 and 5 requires that a simple majority of the ordinary shares of the Company voted in person or by proxy at the Extraordinary Meeting on the matter presented for passage be voted “FOR” the adoption of the proposal.

Each of Proposal 2 (reelection of Steven D. Levy as an Outside Director) and Proposal 3 (election of Dov Baharav as an Outside Director) requires, in addition to the affirmative vote of a simple majority of the ordinary shares of the Company voted in person or by proxy at the Extraordinary Meeting on the proposal, that either: (1) a simple majority of shares voted at the Extraordinary Meeting, excluding the shares of Controlling Shareholders and of shareholders who have a personal interest in the appointment (other than a personal interest that does not result from the shareholder’s relationship with a Controlling Shareholder), be voted “FOR” these proposed resolutions, or (2) the total number of shares of non-Controlling Shareholders and of shareholders who do not have a personal interest in the resolution (excluding a personal interest that is not a result of the shareholder’s relationship with a Controlling Shareholder) voted against the election of the Outside Director does not exceed two percent of the outstanding voting power in the Company. The terms “Controlling Shareholder” and “personal interest” are defined below under Proposal 2.

On all matters considered at the Extraordinary Meeting, abstentions and broker non-votes will not be treated as either a vote “FOR” or “AGAINST” the matter.

HOW TO FIND VOTING RESULTS

Q:           Where do I find the voting results of the Extraordinary Meeting?

A:	We plan to announce preliminary voting results at the Extraordinary Meeting.

MATTERS SUBMITTED TO SHAREHOLDERS

PROPOSAL 1

APPROVAL OF AN AMENDMENT TO THE COMPANY’S ARTICLES OF ASSOCIATION
TO INCREASE THE NUMBER OF AUTHORIZED OUTSIDE DIRECTORS

Background

As discussed below under Proposal 2, as an Israeli company we are required to have a minimum of two “Outside Directors.”

Article 38 of our Articles of Association currently provides that two of our directors must be Outside Directors. We wish to clarify the wording to provide that at least two of our directors must be Outside Directors, to avoid any doubt that we have the flexibility to have a greater number of Outside Directors than the minimum required by law. Accordingly, we propose to amend Article 38 as set forth in Appendix A to this proxy statement. In Appendix A we have underlined the language proposed to be added and crossed through the language proposed to be deleted. (We are proposing to elect a third Outside Director – see Proposal 3 below.)

Proposed Resolution

You are requested to adopt the following resolution:

“1.           RESOLVED, that Article 38 of the Company’s Articles of Association be amended in accordance with the changes marked in Appendix A to this proxy statement.”

The affirmative vote of the holders of a majority of the voting power represented at the meeting in person or by proxy and voting thereon is required to adopt this resolution.

Board Recommendation

                THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ADOPTION OF THIS RESOLUTION.

PROPOSAL 2

REELECTION OF STEVEN D. LEVY AS AN OUTSIDE DIRECTOR

Background

As an Israeli company, we are required to have a minimum of two directors who meet certain independence and other criteria established by the Israeli Companies Law. These directors are referred to as “Outside Directors.” All of our Outside Directors are required to serve on our audit committee and our compensation and nomination committee, each of which was formed in accordance with the Israeli Companies Law and the NASDAQ Listing Rules, and at least one Outside Director is required to serve on each other committee of our board of directors.

According to the Israeli Companies Law, subject to relief under certain circumstances for companies whose shares are traded on a securities exchange outside of Israel, at least one of the Outside Directors must have “accounting and financial expertise” and the other Outside Director must have either “accounting and financial expertise” or “professional qualifications,” as such terms are defined by regulations promulgated under the Israeli Companies Law. Both Ms. Benjamini and Mr. Levy qualify as having relevant accounting and financial expertise. Mr. Baharav also possesses relevant accounting and financial expertise.

Outside Directors must be elected by the shareholders by a special majority, as described below. The term of service of an Outside Director is three years and may be extended for up to two additional three-year terms; thereafter, an Outside Director may be reelected by our shareholders for additional periods of up to three years each only if our audit committee and our Board confirm that, in light of the Outside Director’s expertise and special contribution to the work of the Board and its committees, the reelection for such additional period is beneficial to the Company.

Nurit Benjamini and Steven D. Levy were elected as Outside Directors on February 21, 2007 and August 15, 2007, respectively, for initial three-year terms; each was reelected for an additional term of three years (i.e. until February 20, 2013 and August 14, 2013, respectively), and Nurit Benjamin was reelected for an additional term of three years (i.e. until February 20, 2016). At the Extraordinary Meeting, shareholders will be asked to reelect Mr. Levy as an Outside Director of our Company to serve for an additional three-year term commencing upon the expiration of his current term (i.e. until August 14, 2016) or until his office is vacated in accordance with our Articles of Association or the Israeli Companies Law. Mr. Levy has advised the Company that he is willing to continue serving as a director if reelected, that he has the qualifications and time required for the performance of his duties as a director, and that there are no legal restrictions preventing him from assuming such office.

Biographical information concerning Mr. Levy, as well as for Ms. Benjamini (who is our other Outside Director but is not proposed for re-election at the Extraordinary Meeting), is set forth below.

Nominee for Reelection to the Board as Outside Director to Serve for a Three-Year Term Until August 14, 2016

Steven D. Levy has served as an Outside Director since 2007. Mr. Levy has served as a director of PCTEL (NASDAQ:PCTI), a broadband wireless technology company since January 2006, and of privately held GENBAND Inc., a U.S. provider of telecommunications equipment, since August 2007. He served as a director of Tut Systems (NASDAQ:TUTS) from October 2005 until its acquisition by Motorola in March 2007, and of Zhone Technologies (NASDAQ:ZHNE), from June 2006 until January 2010. Prior to that, Mr. Levy served as a Managing Director and Global Head of Communications Technology Research at Lehman Brothers from 1998 to 2005.  Before joining Lehman Brothers, Mr. Levy was a Director of Telecommunications Research at Salomon Brothers from 1997 to 1998, Managing Director and Head of the Communications Research Team at Oppenheimer & Co. from 1994 to 1997 and a senior communications analyst at Hambrecht & Quist from 1986 to 1994.  Mr. Levy holds a B.Sc. in Materials Engineering and an M.B.A., both from the Rensselaer Polytechnic Institute.

Our Board has determined that Mr. Levy satisfies the requirements for an Outside Director under the Israeli Companies Law and the requirements for an independent director under the NASDAQ Listing Rules, and that he qualifies as a financial expert under the rules of the Securities and Exchange Commission and as having financial and accounting expertise under the Israeli Companies Law.

Outside Director Whose Term Continues Until February 20, 2016

Nurit Benjamini has served as an outside director since 2007. Ms. Benjamini serves as the Chief Financial Officer of Wixpress Ltd., an internet company that offers web technology that enables online users to create HTML5 websites regardless of technical skill or previous knowledge, since May 2011. Previously, from 2007 to 2011, Ms. Benjamini has served as the Chief Financial Officer of CopperGate Communications Ltd., a leading fabless semiconductor company in home entertainment networking, that was acquired by Sigma Designs Inc. (NASDAQ:SIGM) in November 2009. Prior to her position with CopperGate Communications Ltd., Ms. Benjamini served as the Chief Financial Officer of Compugen Ltd. (NASDAQ: CGEN) from 2000 to 2007. Prior to her position with Compugen Ltd., from 1998 to 2000, Ms. Benjamini served as the Chief Financial Officer of Phone-Or Ltd. Between 1993 and 1998, Ms. Benjamini served as the Chief Financial Officer of Aladdin Knowledge Systems Ltd. (formerly NASDAQ: ALDN).  Ms. Benjamini  serves as an outside director of BiolineRX Ltd., a member of its compensation committee, and as a chairman of its audit committee. Ms. Benjamini holds a B.A. in Economics and Business and an M.B.A. in Finance, both from Bar Ilan University, Israel.

Proposed Resolution

You are being asked to appoint Steven D. Levy for a three-year term commencing as of the expiration of his current term, as provided by the Israeli Companies Law. Election of an Outside Director requires the vote of the holders of a majority of the ordinary shares represented at the Extraordinary Meeting in person or by proxy and voted therein, provided that either:

1.
a simple majority of shares voted at the Extraordinary Meeting, excluding the shares of Controlling Shareholders and of shareholders who have a personal interest in the appointment (other than a personal interest that does not result from the shareholder’s relationship with a Controlling Shareholder) be voted “FOR” the election of each Outside Director; or

2.
the total number of shares of non-Controlling Shareholders and of shareholders who do not have a personal interest in the resolution (excluding a personal interest that does not result from the shareholder’s relationship with a Controlling Shareholder) voted against the election of the Outside Director does not exceed two percent of the outstanding voting power in the Company.

The term “Controlling Shareholder” means a shareholder having the ability to direct the activities of a company, other than by virtue of being an office holder. A shareholder is presumed to be a Controlling Shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its general manager.

The Israeli Companies Law requires that each shareholder voting on the proposal indicate whether or not the shareholder has a personal interest in the proposal.  Otherwise, the shareholder is not eligible to vote on this proposal.  Under the Israeli Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of the shareholder and any member of the shareholder’s family, family members of the shareholder’s spouse, or a spouse of any of the foregoing, or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or chief executive officer, owns at least 5% of the shares or has the right to appoint a director or chief executive officer, and (ii) excludes an interest arising solely from the ownership of our Ordinary Shares. Under the Israeli Companies Law, in the case of a person voting by proxy for another person, “personal interest” includes a personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote.  If you do not have a personal interest in this matter, you may assume that using the form of proxy enclosed herewith will not create a personal interest.

Since it is highly unlikely that any of the Company’s public shareholders has a personal interest on this matter and to avoid confusion, the enclosed form of proxy includes a certification that you do not have a personal interest in this matter. If you have a personal interest, please contact the Company’s General Counsel or Deputy General Counsel for guidance at +972-9-761-9200; if you hold your shares in “street name,” you may also contact the representative managing your account, who could contact us on your behalf.

At the Extraordinary Meeting, it is proposed that the following resolution be adopted:

“2.           RESOLVED, that Steven D. Levy be reelected as an Outside Director of the Company for a term of three years commencing on August 15, 2013.”

Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ADOPTION OF THIS RESOLUTION.

PROPOSAL 3

ELECTION OF DOV BAHARAV AS AN OUTSIDE DIRECTOR

Background

At the Extraordinary Meeting shareholders will be asked to elect Dov Baharav as an Outside Director of our Company to serve for a term of three years commencing as of the Extraordinary Meeting (i.e. until April 29, 2016) or until his office is vacated in accordance with our Articles of Association or the Israeli Companies Law.  Mr. Baharav has advised the Company that he is willing to serve as a director if elected, that he has the qualifications and time required for the performance of his duties as a director, and that there are no legal restrictions preventing him from assuming such office. (As noted above under Proposal 1, we are seeking to amend our Articles of Association to make clear that we can have more than two Outside Directors.)

Following the Extraordinary Meeting, assuming the reelection of Steven D. Levy under Proposal 2 and the election of Dov Baharav under this Proposal 3, our Board shall consist of seven directors. Our Articles of Association provide that we may have up to nine directors.

Biographical information concerning Mr. Baharav is set forth below.

Nominee for Election to the Board as Outside Director to Serve for a Three-Year Term Until April 29, 2016

Dov Baharav is the Chairman of the board of directors of Israel Aerospace Industries Ltd., a defense and civil aerospace technology company, a position he has held since July 2011. He is also a member of the board of directors of Mellanox Technologies, Ltd., on which he has served since November 2010. From July 2002 until November 2010, Mr. Baharav served as President and Chief Executive Officer of Amdocs Management Limited, or Amdocs, a communications services company. He also served as a member of Amdocs’ board of directors and executive committee from July 2002 until November 2010. Mr. Baharav joined Amdocs in 1991 as Vice President and then President of Amdocs’ principal U.S. subsidiary, Amdocs, Inc., and served as Chief Financial Officer of Amdocs from 1995 until June 2002. From 1983 until 1991, Mr. Baharav served as Chief Operating Officer of Oprotech Ltd., an electro-optical device company. He is also a member of the board of directors of SeamBI, a private advertising technology company. Mr. Baharav holds a B.Sc. in Physics and Accounting, as well as an M.B.A. from Tel Aviv University.

Our Board has determined that Mr. Baharav satisfies the requirements for an Outside Director under the Israeli Companies Law and the requirements for an independent director under the NASDAQ Listing Rules, and that he qualifies as a financial expert under the rules of the Securities and Exchange Commission and as having financial and accounting expertise under the Israeli Companies Law.

Proposed Resolution

You are being asked to appoint Dov Baharav for a three-year term, as provided by the Israeli Companies Law. Election of an Outside Director must be approved in the manner provided under Proposal 2 above.

At the Extraordinary Meeting, it is proposed that the following resolution be adopted:

“3.           RESOLVED, that Dov Baharav be elected as an Outside Director of the Company for a term of three years commencing on April 30, 2013.”

Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ADOPTION OF THIS RESOLUTION.

PROPOSAL 4

APPROVAL OF COMPENSATION OF DOV BAHARAV

Background

Pursuant to the Israeli Companies Law, a company is generally required to pay its Outside Directors a specified minimum amount of cash compensation in the form of an annual fee and a per meeting attendance fee (including for attendance at board of directors committee meetings) in the manner set forth in the Israeli Companies Regulations (Rules Regarding Compensation and Expenses to Outside Directors), 2000, as amended (the “Regulations”).  In addition, a company may elect to compensate its Outside Directors in the form of a grant of securities, provided that such grant must be made under a compensation plan that includes all of the company’s Other Directors (as such term is defined in the Israeli Companies Law) and additional office holders.  The equity compensation and, in some circumstances, the cash compensation awarded to the Outside Directors (i) may not be less than the equity compensation and cash compensation awarded to any Other Director, nor (ii) may they exceed the average equity compensation or cash compensation awarded to all of the Other Directors. A company is also required to reimburse Outside Directors for certain expenses set forth in the Regulations.

A nominee for Outside Director must be informed of the compensation to be paid by the company (and, in the case of a grant of equity compensation, the terms of such grant) prior to the nominee’s consent to serve in such capacity. Also, the compensation paid to each of the company’s Outside Directors must be the same, regardless of the form of compensation, except that expert Outside Directors may receive higher compensation than non-experts.

Subject to the approval of Proposal 3 above, upon his election as an Outside Director of Allot, Mr. Baharav will be entitled to receive the same cash and equity compensation as our other Outside Directors. The cash compensation consists of an annual fee and a per-meeting attendance fee. The annual fee is equal to the minimum annual cash compensation specified from time to time in the Regulations for companies of our size. This amount is currently NIS 45,000 (approximately $12,000), linked to the Israeli consumer price index. The per meeting attendance fee is equal to NIS 3,750 (approximately $1,000) for any meeting such director attends in person, NIS 2,250 (approximately $600) for any meeting such director attends through conference call or similar means, and NIS 1,875 (approximately $500) for any written resolution of the Board executed by such director, which amounts are not linked to the Israeli consumer price index.

As part of the equity compensation we provide to our Outside Directors, we grant each of our Outside Directors options to purchase ordinary shares upon such Outside Director’s initial election, with the number of such options to be determined on a case-by-case basis. In addition, we grant each Outside Director options to purchase 30,000 ordinary shares of our Company as of every third annual general meeting following his or her initial election, provided that he or she is reelected at such annual general meeting.

Subject to the passage of Proposal 3 above, we are proposing to grant Dov Baharav options to purchase 60,000 ordinary shares of our Company upon his election as an Outside Director. Such options shall be granted under the Company’s 2006 Incentive Compensation Plan and shall have an exercise price equal to the closing sale price of the Company’s ordinary shares as quoted on NASDAQ on the date of their grant. One-third (1/3) of the options shall vest and become exercisable following the conclusion of one (1) year from the date of grant and one-twelfth (1/12) of the options shall vest and become exercisable at the end of each three-month period thereafter such that all the options shall vest over a period of three years, and any unvested options shall vest and become immediately exercisable upon certain mergers and acquisitions involving the Company.

Under the Israeli Companies Law, subject to certain exceptions, arrangements regarding the compensation of a director of a public company require the prior approval of a company’s compensation committee, board of directors and shareholders, in that order. The compensation described above has been reviewed and approved by the Company’s compensation and nomination committee and board of directors, and now requires approval by the Company’s shareholders.

Proposed Resolution

You are requested to adopt the following resolution:

“4.           RESOLVED, subject to the approval of Proposal 3, to grant to Dov Baharav options to purchase 60,000 ordinary shares of our Company. Such options shall be granted under the Company’s 2006 Incentive Compensation Plan and shall have an exercise price equal to the closing sale price of the Company’s ordinary shares as quoted on NASDAQ on the date of their grant. One-third (1/3) of the options shall vest and become exercisable following the conclusion of one (1) year from the date of grant and one-twelfth (1/12) of the options shall vest and become exercisable at the end of each three-month period thereafter such that all the options shall vest over a period of three years, and any unvested options shall vest and become immediately exercisable upon certain mergers and acquisitions involving the Company.”

The affirmative vote of the holders of a majority of the voting power represented at the Extraordinary Meeting in person or by proxy and voting thereon is required to adopt this resolution.

Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ADOPTION OF THIS RESOLUTION.

PROPOSAL 5

APPROVAL OF AN AMENDMENT TO THE COMPANY’S ARTICLES OF ASSOCIATION TO
REVISE THE PROCEDURE FOR RECONVENING ADJOURNED SHAREHOLDER
MEETINGS

Background

We wish to amend Article 27.2 of our Articles of Association to provide a simpler procedure for reconvening shareholder meetings that have been dissolved due to the lack of a quorum. Article 27.2 currently provides that if a quorum is not present within 30 minutes of the time appointed for the commencement of a general shareholder meeting, the meeting must be dissolved and reconvened at the same time on the same day one week later. We wish to provide that if a shareholder meeting is dissolved due to the lack of a quorum, the meeting must be dissolved and reconvened at the same time on the same day one week later, or alternatively there is no need to wait a week and instead the meeting can be reconvened at such time and place as the Chairman may determine with the consent of the holders of a majority of the shares present in person or by proxy and voting on the question of adjournment. Accordingly, we propose to amend Article 27.2 as set forth in Appendix A to this proxy statement. In Appendix A we have underlined the language proposed to be added.

Proposed Resolution

You are requested to adopt the following resolution:

“5.           RESOLVED, that Article 27.2 of the Company’s Articles of Association be amended in accordance with the changes marked in Appendix A to this proxy statement.”

The affirmative vote of the holders of a majority of the voting power represented at the meeting in person or by proxy and voting thereon is required to adopt this resolution.

Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ADOPTION OF THIS RESOLUTION.

PROPOSALS OF SHAREHOLDERS

Any shareholder of the Company who intends to present a proposal at the Extraordinary Meeting of shareholders must satisfy the requirements of the Israeli Companies Law in order to have a proposal presented at the Extraordinary Meeting. Under the Israeli Companies Law, only shareholders who severally or jointly hold at least 1% of the Company’s outstanding voting rights are entitled to request that the Board includes a proposal, in a future shareholders meeting, provided that such proposal is appropriate to be discussed in such meeting.

OTHER BUSINESS

The Board is not aware of any other matters that may be presented at the Extraordinary Meeting other than those mentioned in the attached Company’s Notice of Extraordinary Meeting of Shareholders.

MAILING OF PROXY STATEMENT; EXPENSES; SOLICITATION

The Company expects to mail this proxy statement and the enclosed form of proxy to shareholders on or about April 2, 2013. All expenses of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, directors, officers, and employees of the Company, may solicit proxies by telephone, in person, or by other means. Such directors, officers and employees will not receive additional compensation for such solicitation, but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. Brokerage firms, nominees, fiduciaries, and other custodians have been requested to forward proxy solicitation materials to the beneficial owners of ordinary shares of the Company held of record by such persons, and the Company will reimburse such brokerage, nominees, fiduciaries, and other custodians for reasonable out-of-pocket expenses incurred by them in connection therewith.

ADDITIONAL INFORMATION

 The Company’s annual report for the fiscal year ended December 31, 2012 filed on Form 20-F with the SEC on March 21, 2013, is available for viewing and download on the SEC’s website at www.sec.gov, on the Tel-Aviv Stock Exchange filings at www.tase.co.il, as well as under the Investors section of Allot’s website at www.allot.com. In addition, the Company has filed a number of press releases on Form 6-K. Shareholders may obtain a copy of these documents without charge at www.allot.com.

The Company is subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, applicable to foreign private issuers. We fulfill these requirements by filing reports with the SEC. The Company’s filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The Company’s SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to, there proxy rules.

By Order of the Board of Directors, /s/ Shraga Katz Shraga Katz Chairman of the Board of Directors

Hod Hasharon, Israel
Date: April 2, 2013

Appendix A

Amendments to the Company’s Articles of Association

38.           Number of Directors.

Until otherwise determined by a Special Resolution of the Company’s shareholders, and as so determined, the Board of Directors shall consist of not less than five (5) nor more than nine (9) Directors, at least two of whom shall be Outside Directors (as such term is defined in the Companies Law). Any change to this Article 38 shall only be carried out by a resolution of the shareholders of the Company, adopted by the holders of securities representing at least 2/3 (two thirds) of the voting securities of the Company then outstanding.

* * * * *

27.2
If within thirty (30) minutes from the time appointed for the meeting a quorum is not present, the meeting shall be dissolved, but shall stand adjourned to the same day at the same time the following week, or to such day and at such time and place as the Chairman may determine with the consent of the holders of a majority of the shares present in person or by proxy and voting on the question of adjournment (the “Deferred General Meeting”), and the Company shall not be obligated to give notice to the shareholders of the Deferred General Meeting, or (if applicable) to a later date, if so specified in the notice of the General Meeting. In the Deferred General Meeting, all matters for which the General Meeting was summoned shall be discussed, provided at least two shareholders (not in default in payment of any sum referred to in Article 12 hereof), present in person or by proxy who hold shares conferring in the aggregate at least ten percent (10%) of the voting power of the Company (subject to applicable law, rules and regulations).

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